UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

All exhibits to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of MakeMyTrip Limited (File No. 333-288084), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

1.1	Underwriting Agreement, dated June 17, 2025, by and among MakeMyTrip Limited, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC

4.1	Indenture dated June 23, 2025 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2030

EXHIBIT INDEX

1.1	Underwriting Agreement, dated June 17, 2025, by and among MakeMyTrip Limited, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC

4.1	Indenture dated June 23, 2025 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2030

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer